UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

A.M. CASTLE & CO.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

148411101

(CUSIP Number)

Stone House Capital Management, LLC

Attn: Mark Cohen

950 Third Avenue, 17th Floor

New York, NY 10022

(212) 543-1500

with a copy to:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148411101

1.	Names of Reporting Persons Stone House Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,595,319
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,595,319
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,595,319
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9% (1)
14.	Type of Reporting Person (See Instructions) OO, IA

(1)	Based on 23,777,280 shares of Common Stock of the Issuer outstanding as of April 27, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 that was filed by the Issuer with the Securities and Exchange Commission on April 30, 2015.

CUSIP No. 148411101

1.	Names of Reporting Persons SH Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,595,319
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,595,319
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,595,319
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 23,777,280 shares of Common Stock of the Issuer outstanding as of April 27, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 that was filed by the Issuer with the Securities and Exchange Commission on April 30, 2015.

CUSIP No. 148411101

1.	Names of Reporting Persons Mark Cohen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,595,319
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,595,319
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,595,319
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9% (1)
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	Based on 23,777,280 shares of Common Stock of the Issuer outstanding as of April 27, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 that was filed by the Issuer with the Securities and Exchange Commission on April 30, 2015.

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock (the “Common Stock”) of A.M. Castle & Co., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is located at 1420 Kensington Road, Suite 220, Oak Brook, Illinois.

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by and on behalf of each of Stone House Capital Management, LLC, a Delaware limited liability company (“Stone House”); SH Capital Partners, L.P., a Delaware limited partnership (“Partners”); and Mark Cohen (“Mr. Cohen”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”). Partners is the record and direct beneficial owner of the securities covered by this statement. Stone House is the general partner of, and investment manager to, Partners. Mr. Cohen is the sole manager of Stone House.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(b) The address of the principal business office of each of the Reporting Persons is c/o Stone House Capital Management, LLC, 950 Third Avenue, 17th Floor, New York, NY 10022.

(c) The principal business of Partners is acquiring, holding and selling securities for investment purposes. The principal business of Stone House is serving as the general partner of, and investment manager to, Partners. The present principal occupation of Mr. Cohen is serving as the sole manager of Stone House.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of each Reporting Person, other than Mr. Cohen, is listed in paragraph (a) of this Item 2. Mr. Cohen is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

The Reporting Persons expended an aggregate of approximately $11,195,225.85 (including commissions) to acquire 2,595,319 shares of Common Stock of the Issuer in various open market transactions. Funds used to acquire shares of Common Stock of the Issuer have come from general working capital of Partners.

Item 4. Purpose of Transaction

The Reporting Persons think highly of Steven Scheinkman, who was recently appointed to the position President and Chief Executive Officer of the Issuer.

While the Reporting Persons hold their stake for investment purposes, representatives of the Reporting Persons may continue to conduct discussions from time to time with management of the Issuer, and may conduct discussions with other stockholders of the Issuer or other relevant parties, in each case, relating to matters that may include the strategic plans, strategy, assets, business, financial condition, operations, and capital structure of the Issuer. The Reporting Persons may engage the Issuer, other stockholders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, selling some or all of the Reporting Persons’ respective holdings in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in subsections (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

  See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

  See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

  See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

  See Item 10 on the cover page(s) hereto.

Partners is the record and direct beneficial owners of the securities covered by this Schedule 13D. Partners has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer owned by it (collectively, the “Partners Shares”).

As general partner of Partners, Stone House may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Partners Shares. Stone House does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of the Partners Shares.

As sole manager of Stone House, Mr. Cohen may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Stone House. Mr. Cohen does not own any shares of Common Stock of the Issuer directly, and Mr. Cohen disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by Stone House.

As of the time of filing, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
05/04/2015	SH Capital Partners, L.P.	33,724		$3.93	Open Market
05/04/2015	SH Capital Partners, L.P.	3,800		$3.95	Open Market
05/05/2015	SH Capital Partners, L.P.	10,098		$3.93	Open Market
05/06/2015	SH Capital Partners, L.P.	12,400		$3.93	Open Market
05/07/2015	SH Capital Partners, L.P.	1,114,978		$4.04	Open Market
05/08/2015	SH Capital Partners, L.P.	825,000		$4.13	Open Market
05/12/2015	SH Capital Partners, L.P.	21,067		$4.23	Open Market
05/13/2015	SH Capital Partners, L.P.	68,690		$4.50	Open Market
05/13/2015	SH Capital Partners, L.P.	160,835		$4.68	Open Market
05/14/2015	SH Capital Partners, L.P.	101,599		$5.83	Open Market
05/14/2015	SH Capital Partners, L.P.	243,128		$5.37	Open Market

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2015	STONE HOUSE CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Sole Manager

SH CAPITAL PARTNERS, L.P.

	By:	Stone House Capital Management, LLC
	Its:	General Partner

	By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Sole Manager

MARK COHEN

/s/ Mark Cohen

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).